Bank of America Growing From Strength Ken Lewis Chairman & Chief Executive Officer Citigroup Investor Conference January 29, 2008 Filed by Bank of America Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Act of 1934 Subject Company: Countrywide Financial Corporation Commission File No. 001-8422

3 Forward Looking Statements This presentation contains forward-looking statements, including statements about the financial conditions, results of operations and earnings outlook of Bank of America Corporation. The forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following: 1) projected business increases following process changes and other investments are lower than expected; 2) competitive pressure among financial services companies increases significantly; 3) general economic conditions are less favorable than expected; 4) political conditions including the threat of future terrorist activity and related actions by the United States abroad may adversely affect the company's businesses and economic conditions as a whole; 5) changes in the interest rate environment and market liquidity reduce interest margins, impact funding sources and effect the ability to originate and distribute financial products in the primary and secondary markets; 6) changes in foreign exchange rates increases exposure; 7) changes in market rates and prices may adversely impact the value of financial products; 8) legislation or regulatory environments, requirements or changes adversely affect the businesses in which the company is engaged; 9) changes in accounting standards, rules or interpretations, 10) litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect the company or its businesses; 11) mergers and acquisitions and their integration into the company; and 12) decisions to downsize, sell or close units or otherwise change the business mix of any of the company. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Bank of America does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. For further information regarding Bank of America Corporation, please read the Bank of America reports filed with the SEC and available at www.sec.gov.

2007 - Disappointing Results Capital market dislocations Collateralized debt obligation charges Structured investment vehicle related charges Weak trading results Higher credit costs Housing market conditions but.......

Still Reported $15 Billion in Earnings Global Consumer and Small Business managed revenue increased 6% over 2006 Global Wealth and Investment Management revenue grew 8% over 2006 Combination of Business Lending and Treasury Services revenue increased 4% over 2006

Outlook Minimal GDP growth Beneficial yield curve Revenue growth Solid net interest income expansion Bounce back in trading Higher consumer fees Lower equity investment gains Modest balance sheet growth Increasing credit costs Expected accretion from LaSalle and US Trust

11 Bank of America Today Strong Balance Sheet Diversified Earnings Market Leadership Customer Convenience

Where we are going.......

Bank of America Strategy Focus on best growth opportunities Be important where we choose to compete Utilize scale as an advantage Use efficiency to be a low cost producer Maintain customer centric model Integrate across business and product lines Use innovation as a competitive advantage

Deposits Consumer Real Estate Debit and Credit Cards Leading Positions in Cornerstone Products of Consumer Financial Relationships

Strategic Investments for the Future MBNA Gained scale in card and marketing US Trust Largest private bank Added scale and broadened footprint of private bank LaSalle Completed domestic footprint Attained leading deposit position in Chicago market 5% accretion expected in 20091 Countrywide2 Leading mortgage sales, servicing and technology platform 3% accretion expected in 20091 1 Accretion expectation was at time of announcement and has not been updated 2 Pending acquisition subject to various conditions and approvals

Results of Capital Markets & Advisory Services Strategic Review Leverage strengths Proven leader in the U.S. in leveraged finance, investment grade, loan syndication, equity convertibles, rates and foreign exchange, Provide debt and equity capital raising, strategic advice and corporate banking capabilities to our corporate and sponsor clients. Continue US leading positions in many industry sectors Commit capital on behalf of corporate and investor clients and serve them in a range of fixed income, equity and liquid products Market maker in a range of securities providing liquidity to institutional investors Impact of Review Currently marketing Prime brokerage Reduced activity in certain structured products Rightsizing international platform

Strength to Support Growth Steady cash flow from earnings Strong liquidity levels 24 months to required funding Raised $12.9 billion in preferred stock $6 billion depositary shares $6.9 billion convertible Improving balance sheet efficiency Primary Capital Target Remains 8% Tier 1

How We Will Grow.......

Enhancing the Earnings Power of the Franchise Continued investment in businesses Initiative spending levels planned above 2007 Increasing marketing spend Focused on best opportunities Premier banking (mass affluent services) Retirement solutions Private banking Deposits Card services Small business Consumer real estate Commercial lending and treasury services

Capitalizing on Wealth Management Position 13.4 million affluent customer relationships 300,000 wealthy customer relationships 30,000 middle market institution relationships relationships with 80% of companies with pension assets of $200MM Bank of America Opportunities 3 million individual and institutional clients Largest private banking business in the U.S. Leading manager of specialty assets Top 10 U.S. mutual fund family, wholesale asset mgt complex and global money fund manager Global Wealth & Investment Management Leading Positions

PB&I client balances at period end ($B) Q4 2005 Q4 2006 Q4 2007 West 224 247 278 Premier HH w/ brokerage relationship (000s) 247 Growing Mass Affluent Relationships Q4 2005 Q4 2006 Q4 2007 Other Brokerage 130.694 159.04 168.7 MM MF 20.1 28.713 30.8 Deposits 85.366 91.9 109.755 $236 $280 2004 2005 2006 2007 East 2.3 3.5 7.1 8.4 Client loans & deposits referred from FAs to CMs PB&I client average loan balances ($B) Q4 2005 Q4 2006 Q4 2007 Loans 26.6 32 36.7 $32 $26.6 $2.3B $3.5B $7.1B 224 CAGR 11% CAGR 17% 278 $8.4B $309 CAGR 14% $36.7

Client Needs Demographics Market Size Competition 80% of consumers see retirement as issue Planning assistance is key 1st of 78 million Baby Boomers turn 62 in 2008 Population > 60 increases 55% in next 20 years $15.1 trillion total assets $35 billion annual profit pool Highly fragmented Retirement Opportunity

35 More Powerful Capabilities for Serving Wealthy Clients Financial planning Tax consulting Trust and estate planning and fiduciary services Philanthropic advisory Specialty asset management WEALTH STRUCTURING Custom credit solutions Mortgage lending Personal and business banking BANKING AND CREDIT Investment strategy Asset allocation Investment management INVESTMENT MANAGEMENT Comprehensive set of services to meet the complex needs of ultra high net worth clients MULTI-FAMILY OFFICE

Positioned to Grow Consumer Businesses Strong customer base World class products and services Broader distribution Strong risk adjusted margins Insights, Innovation, and Integrated Execution

Credit Card Home Equity Mortgage Unsecured Total Credit On Us 0.32 0.18 0.09 0.25 0.12 Off Us 0.68 0.82 0.91 0.75 0.88 136.2 46.9 45 43.9 12.9 Consumer Credit: Strength With Room for Expansion Total Credit of BAC Customers $4.5 trillion opportunity within existing deposit customer base $451B $541B $4,080B $76B $5,148B Data source: LEVER as of 3Q07

Card Services Top US and UK consumer card issuer Issuing industry leading products Increasing distribution Expanding in international markets Managing risk adjusted margins and profitability

Consumer Real Estate Recently became largest US direct to consumer lender Remain focused on branch originated relationship strategy Innovation is a key differentiator Add scale through Countrywide acquisition

45 FTE basis; excludes merger & restructuring charges Effective Cost Management 2005 Efficiency Ratio 50% 54% 52% 53% 2000 2001 2002 2003 2004 47% 2006 50% target 54% 52% 54% 2007

47 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Cumulative Repurchases 384 384 384 384 384 384 384 384 384 384 36847 Dividends 2604 2604 2604 2604 2604 2604 2604 2604 2604 2604 55503 Repurchases 3700 3700 3700 3700 3700 3700 3700 3700 3700 Dividends 3199 3199 3199 3199 3199 3199 3199 3199 3199 Repurchases 2962 2962 2962 2962 2962 2962 2962 2962 Dividends 3388 3388 3388 3388 3388 3388 3388 3388 Repurchases 3595 3595 3595 3595 3595 3595 3595 Dividends 3632 3632 3632 3632 3632 3632 3632 Repurchases 4834 4834 4834 4834 4834 4834 Dividends 3708 3708 3708 3708 3708 3708 Repurchases 5564 5564 5564 5564 5564 Dividends 4281 4281 4281 4281 4281 Repurchases 2348 2348 2348 2348 Dividends 6469 6469 6469 6469 Repurchases 2688 2688 2688 Dividends 7683 7683 7683 Repurchases 9536 9536 Dividends 9662 9662 Repurchases 1236 Dividends 10876 Active Capital Management Returned nearly $93 billion in capital since 1998 Repurchases plus dividends have averaged 80% of net income ($ in millions) Tier 1 7.06% Tier 1 6.87% Dividends Repurchases $92,350 Capital returned as a % of earnings 58% 88% 84% 96% 89% 91% 63% 63% 91% 82% 80%

49 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Dividends Per Share 0.065 0.075 0.08 0.095 0.105 0.115 0.13 0.145 0.17 0.195 0.215 0.235 0.275 0.355 0.37 0.38 0.41 0.47 0.52 0.6 0.685 0.795 0.925 1.03 1.14 1.22 1.44 1.7 1.9 2.12 2.4 13% annualized growth 30 Consecutive Years of Dividend Increases Dividend Yield 6.4% Yield based on annualized dividend and price as of 01/25/08 Current dividend rate of $.64 per share ($2.56 annually)

51 Long-term Financial Drivers Steady revenue growth Effective cost management Appropriate risk controls Fortress balance sheet High levels of liquidity Strong capital flows back to shareholders

55 Additional Disclosures Regarding This Transaction In connection with the proposed merger, Bank of America will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Countrywide that also constitutes a prospectus of Bank of America. Countrywide will mail the proxy statement/prospectus to its stockholders. Bank of America and Countrywide urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America's website (www.bankofamerica.com) under the tab "About Bank of America" and then under the heading "Investor Relations" and then under the item "SEC Filings". You may also obtain these documents, free of charge, from Countrywide's website (www.countrywide.com) under the tab "investor relations" and then under the heading "SEC & other filings." Proxy Solicitation Bank of America, Countrywide and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Countrywide stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Countrywide stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Bank of America's executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2007. You can find information about Countrywide's executive officers and directors in definitive proxy statement filed with the SEC on April 27, 2007. You can obtain free copies of these documents from Bank of America and Countrywide using the contact information above.